

U.S. SECURITI[...]IISSION
W[...]

02007044

FACING PAGE

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

Information Required of Brokers & Dealers
Pursuant to Section 17 of the Securities
Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO.
8 - 21409

REPORT FOR THE PERIOD BEGINNING October 1, 2000 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Advest, Inc.

Official Use Only
Firm ID No.



ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

90 State House Square
(No. and Street)

Hartford	Connecticut	06103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Martin M. Lilienthal — (860) 509-1000
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

Pricewaterhouse Coopers L.L.P.

(ADDRESS)	100 Pearl Street	Hartford	Connecticut	06103
	Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Account
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption.*
See section 210.17a-5(e)(2).

OATH OR AFFIRMATION

I, Martin M. Lilienthal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Advest, Inc., as of September 30, 2000 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Executive Vice President and
Chief Financial Officer

Title



Notary Public

MARY L. PLAUT
NOTARY PUBLIC
MY COMMISSION ENDS DECEMBER 31, 2003

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Income (Loss)
X	(d)	Statement of Changes in Financial Condition
X	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
X	(f)	Statement of Changes in Liabilities Subordinated to the Claims of Creditors
X	(g)	Computation of Net Capital
X	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
X	(i)	Information relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
	(k)	A reconciliation between the audited and unaudited Statements of financial condition with respect to methods of consolidation.
X	(l)	An Oath or Affirmation
	(m)	A copy of the SIPC Supplemental Report
	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of of the previous audit

Advest, Inc.



Statement of Financial Condition
December 31, 2001

Advest, Inc.
Index to Statement of Financial Condition
December 31, 2001

	Page
Report of Independent Accountants	1
Financial Statement	
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3-11

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 Pearl Street
Hartford CT 06103-4508
Telephone (860) 241 7000
Facsimile (860) 241 7590

Report of Independent Accountants

To the Board of Directors of Advest, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Advest, Inc. (the "Company") at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this statement based on our audit. We conducted our audit of this financial statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 6, 2002

Advest, Inc.
Statement of Financial Condition
December 31, 2001

Assets	
Cash and cash equivalents	$ 30,163,007
Deposits paid for securities borrowed	601,040,510
Receivables from brokerage customers, net	452,130,265
Securities inventory, at market value	365,223,391
Securities inventory, pledged as collateral, at market value	345,530,545
Receivables from brokers and dealers	41,566,207
Other receivables	17,839,297
Equipment and leasehold improvements, net	12,557,475
Exchange memberships, at cost (latest sales prices of $5,331,800)	4,696,500
Investment in subsidiaries, at equity	509,610
Goodwill, net	153,754,493
Other assets	79,746,711
Total assets	$ 2,104,758,011
Liabilities	
Securities sold, not yet purchased, at market value	$ 539,244,722
Deposits received from securities loaned	392,416,041
Payables to brokerage customers	374,368,940
Bank loans payable	313,008,108
Payables to brokers and dealers	55,683,214
Accrued compensation and benefits	47,152,833
Checks payable	5,113,826
Accounts payable and other accrued expenses	44,857,023
	1,771,844,707
Commitments and contingent liabilities (Note 7)	
Subordinated borrowing	10,000,000
Stockholder's Equity	
Common stock, $1.00 par; authorized 1,000, issued and outstanding 1,000	1,000
Additional paid-in capital	285,476,951
Retained earnings	37,435,353
	322,913,304
Total liabilities and stockholder's equity	$ 2,104,758,011

The accompanying notes are an integral part of this statement of financial condition.

1. Summary of Significant Accounting Policies

Organization

Advest, Inc. (the "Company") is a wholly-owned subsidiary of The Advest Group, Inc. (the "Parent") and, effective February 1, 2001, ultimately of The MONY Group Inc. ("MONY") and is a registered broker-dealer under the Securities Exchange Act of 1934. The Company provides securities brokerage, trading, investment banking and asset management services to retail and institutional investors through 90 sales offices in 18 states and Washington, DC.

Basis of Presentation

As described in Note 2, on January 31, 2001 all of the ownership interests in the Parent were acquired by The MONY Group Inc. The acquisition has been accounted for as a purchase. The purchase price exceeded the fair value of net assets acquired by approximately $159,107,000, which is being amortized on a straight line basis over 20 years. Intangible assets included in the allocation of purchase price approximated $3,716,000, and are being amortized over 15 years. Additional purchase liabilities recorded included approximately $25,800,000 for restructuring costs, with approximately $18,291,000 remaining unpaid at December 31, 2001 (See Note 2). All of the purchase accounting amounts were pushed down to the Company.

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash equivalents are defined as short-term, highly liquid investments with an original maturity of three months or less.

Cash and Investments Segregated Under Federal and Other Regulations

The Company maintains separate accounts for the exclusive benefit of customers in accordance with Securities and Exchange Commission Rule 15c3-3, as determined by periodic computations. The rule allows the Company to maintain the required amounts in cash or qualified securities.

Deposits on Securities Borrowed and Securities Loaned

Securities loaned and borrowed are accounted for as collateralized financing transactions and are recorded at the amount of cash collateral received or advanced. The initial collateral advanced or received has a market value in excess of the market value of the underlying securities. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded, as necessary.

Receivables from and Payables to Brokers and Dealers

Receivables from and payables to brokers and dealers and clearing organizations arise from the settlement of securities and commodities transactions executed for brokerage customers of the Company. The receivables are generally collected within thirty days and are collateralized by securities in physical possession, on deposit, or receivable from customers or other brokers and dealers. The collateral is not reflected in the accompanying statement of financial condition.

Payables to brokers and dealers represent amounts due upon the receipt of securities. Should the counterparty fail to deliver the securities, the Company may be required to purchase identical securities on the open market. The value of such securities at December 31, 2001 approximated amounts owed. The Company monitors the credit standing of brokers and dealers with whom it conducts business. In addition, the Company monitors the market value of collateral and will request additional collateral when required. At December 31, 2001, substantially all of the balances related to securities failed to deliver and securities failed to receive.

Receivables From and Payables to Brokerage Customers
Receivables from and payables to brokerage customers arise from cash and margin transactions executed by the Company on their behalf. In virtually all instances, receivables are collateralized by securities with market values in excess of the amounts due. The collateral is not reflected in the accompanying statement of financial condition. A reserve for doubtful accounts is established based upon reviews of individual credit risks, as well as prevailing and anticipated economic conditions. At December 31, 2001, the reserve was $693,601. Included in payables to brokerage customers are free credit balances of $314,974,999 at December 31, 2001. The Company pays interest on credit balances when the customer has indicated that the funds are for reinvestment purposes.

Securities Inventory and Securities Sold, Not Yet Purchased
Securities inventory and securities sold, not yet purchased, are valued at market. Securities inventory consists of trading account securities which are generally held for resale within a relatively short time frame. Securities sold, not yet purchased represent an obligation of the Company to acquire the securities at prevailing market prices in the future.

Periodically, Advest receives stock warrants in connection with its investment banking activities. Warrants are carried at their fair value which is determined using the Black-Scholes model or another standard option valuation technique.

As of December 31, 2001, the Company's securities inventory consisted of the following, at market value:

	Securities inventory	Securities pledged as collateral	Securities sold, not yet purchased
Corporate obligations	$134,902,731	$334,027,410	$371,865,199
State and municipal obligation	45,212,831	--	54,768
US government and agency obligations	139,547,220	11,503,135	165,321,933
Mortgage-backed securities	42,329,821	--	751,696
Stocks and warrants	3,230,788	--	1,251,126
	$365,223,391	$345,530,545	$539,244,722

Equipment and Leasehold Improvements
Equipment and leasehold improvements are carried at cost. Depreciation of equipment for financial accounting purposes is calculated primarily using the straight-line method and is based upon the estimated useful lives of the assets ranging from three to ten years. Leasehold improvements are amortized over the shorter of the terms of the respective leases or the estimated useful lives of the improvements. At December 31, 2001, accumulated depreciation and amortization was $22,439,666.

Excess Cost Over Fair Value of Net Assets Acquired
The excess cost over the fair value of net assets of acquired companies is recorded as goodwill and is amortized on a straight-line basis.

Computer Software
Costs associated with the purchases of computer software have been capitalized and will be amortized over the straight-line method. Included in other assets at December 31, 2001 is $2,948,831 of costs related to computer software used to meet the needs of the Company.

Income Taxes
The Company is included in the consolidated income tax returns filed by the Parent. Current and deferred income taxes are allocated by the Parent to its consolidated subsidiaries based upon the application of Statement of Financial Accounting Standards ("SFAS") 109, "Accounting for Income Taxes", to each subsidiary as if it were a separate taxpayer. SFAS 109 requires the use of the asset/liability method of accounting for income taxes. Deferred income taxes are recognized for the future tax consequences of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end, based on enacted tax rates applicable to the periods in which the differences are expected to affect taxable income. Current and deferred taxes are settled with the Parent on a current basis.

Derivative Financial Instruments
The Company uses derivatives (primarily financial futures contracts) solely to manage the risk associated with its municipal, corporate bond and mortgage-backed securities trading inventories. Derivative transactions are entered into when inventory levels exceed pre-determined thresholds specified in the Company's hedging policy, which was developed and is reviewed at least annually by the Chief Executive Officer of the Parent. Derivatives are considered off-balance-sheet instruments because their notional amounts are not recorded on the statement of financial condition. However, the fair values of the Company's futures contracts, which are based on quoted market prices, are reflected in the statement of financial condition within securities inventory. Futures contracts are marked to market daily.

Accounting Pronouncements
In June 2000, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." SFAS 138 addresses a limited number of issues causing implementation difficulties for entities that apply SFAS 133. SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" requires that all derivative instruments be recorded on the balance sheet at their fair value. The effect of adoption in 2001 on the Company's financial condition, results of operations or cash flows was not material.

In December 2001, the FASB issued SFAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS 140 is effective for transfers of financial assets occurring after March 31, 2001, applied prospectively; effective for disclosures about securitizations and for reclassification and disclosure about collateral in financial statements for fiscal years ending after December 15, 2000. The effect of adoption on the Company's financial condition, results of operations or cash flows was not material.

In June 2001, the FASB issued SFAS 142, "Goodwill and Other Intangible Assets," which replaced APB No. 17, "Intangible Assets." SFAS 142 creates a new accounting model for intangible assets deemed to have an indefinite life. Such assets should no longer be amortized, only tested for impairment to compare the asset's fair value with its carrying amount. SFAS 142 is effective for fiscal years beginning after December 15, 2001. At this time, management of the Company does not expect the adoption of SFAS 142 to be material to the Company's financial condition, results of operations or cash flows.

2. Significant 2001 Transactions

Acquisition by The MONY Group Inc.

On January 31, 2001, all of the ownership interests in the Parent were acquired by The MONY Group Inc., ("MONY"), through a merger transaction. In this transaction, The Advest Group, Inc., merged with and into MONY Acquisition Corp. ("MONYAC"), a wholly owned subsidiary of MONY. MONYAC changed its name to "The Advest Group, Inc." immediately following the merger.

In the merger, each Parent shareholder could elect to receive $31.59 in cash, 0.8696 of a share of MONY common stock, or a combination of cash and MONY shares. These elections were pro rated to produce an aggregate purchase price consisting of 49.9 percent cash and 50.1 percent MONY common stock. As a result of this proration, shareholders that elected to receive any portion of their proceeds in cash received approximately $25.88 in cash plus 0.1568 of a share of MONY common stock for each share of Parent common stock.

MONY is a holding company which, through its subsidiaries, is primarily engaged in the business of providing a wide range of life insurance and other financial products and services to higher income individuals.

Wexford Clearing Services Corporation Agreement

On May 31, 2001, the Company entered into an Agreement with Wexford Clearing Services Corporation ("Wexford") providing that Wexford would execute orders and carry accounts for the Company's customers, as well as the Company's proprietary accounts, on a fully disclosed basis. The conversion date for most aspects of this new relationship occurred on January 18, 2002. With the effectiveness of this conversion, the Company has outsourced a majority of its brokerage processing operations to Wexford. Management believes this initiative to upgrade the operational and technological support for the Company's financial advisors in such areas as trade execution, client account statements and online account capabilities, and to result in cost savings. As a result of the outsourcing, approximately 155 operations positions in the Company's Hartford and New York offices have been or will be eliminated. In addition, the Company's efforts to integrate its technology base with MONY will result in the relocation of about 30 information services positions from Hartford to MONY's Syracuse location. Estimated severance and other costs associated with the outsourcing and technology integration were recorded as additions to liabilities related to the merger of the Parent with MONY described above.

Acquisition of Lebenthal & Co., Inc.

On November 30, 2001, MONY and the Parent completed the acquisition of Lebenthal & Co., Inc. ("Lebenthal") in a merger transaction. As a result of this merger and associated transactions, Lebenthal became a subsidiary of the Parent. Since its founding in 1925, Lebenthal has specialized in the sale of municipal bonds to individual investors. In recent years, Lebenthal has significantly expanded its product offerings to include stocks, mutual funds, annuities, insurance, estate planning, managed money, and retirement accounts. Lebenthal's investment advisory subsidiary, Lebenthal Asset Management, Inc., acts as investment advisor to a family of municipal bond investment companies and private accounts.

3. Bank Loans Payable, Subordinated Borrowings and Notes Payable

In the ordinary course of business, primarily to facilitate securities settlements and finance margin debits and trading inventories, the Company obtains bank loans which are collateralized by its own securities inventory and customers' margin securities. The loans are payable on demand and bear interest based on the federal funds rate. At December 31, 2001, the Company had $281,058,000 in firm bank loans, fully collateralized by the Company's trading securities. In addition at December 31, 2001, the Company had $31,950,000 of uncollateralized borrowings. The weighted average interest rate on bank loans outstanding at December 31, 2001, was 2.10%.

At December 31, 2001 the Company had a $10,000,000 subordinated borrowing outstanding to the Parent. During fiscal 1997, the Company borrowed $10,000,000 from the Parent. Under terms of this agreement, the principal is due December 31, 2006, unless accelerated at the Parent's option, with interest payments due semi-annually in June and December. The borrowing bears interest at 8% per annum and is subordinated to the claims of general creditors. The borrowing has been approved by the New York Stock Exchange ("NYSE") and is available to the Company in computing net capital under the SEC's Uniform Net Capital Rule.

4. Employee Compensation and Benefit Plans

Advest Thrift Plan

The Parent maintains The Advest Thrift Plan (the "Thrift Plan") which is a qualified employee stock ownership plan ("ESOP") and 401(k) plan. All employees who are scheduled to work at least 20 hours per week and are not classified as temporary employees are eligible to participate beginning on the first day of a month following their commencement of employment. However, an employee will be eligible to receive Parent contributions only after having completed one year of service. For the calendar 2001 plan year the Parent made a contribution of 100% of participants' contributions to their Thrift Plan accounts up to 2% of compensation and a direct contribution to participants' Thrift Plan accounts equal to 1.5% of compensation. For the calendar 2000 plan year, effective upon the January 31, 2001 closing of the merger with MONY (see Note 2), the Parent made a discretionary contribution to each participant's Thrift Plan account of 20 shares of MONY common stock. All employees, regardless of employment tenure, received this stock contribution.

Defined Benefit Plans

The Company's Account Executive Nonqualified Defined Benefit Plan (the "AE Defined Benefit Plan"), effective October 1, 1992, as amended, offers certain high-performing financial advisors retirement benefits based upon a formula reflecting their years of service, the gross commissions they generate and Company contributions to their Thrift Plan 401(k) accounts. During fiscal 2000, the Parent amended the AE Defined Benefit Plan to permit commencement of benefit distributions at age 55 under some circumstances, and to provide other enhanced benefits to participants.

The Parent's Executive Nonqualified Post-Employment Income Plan (the "Executive Defined Benefit Plan"), effective October 1, 1993, as amended, provides certain senior executives with income for 10 years after retirement equal to a percentage of their final average earnings based upon a formula reflecting years of service, assumed social security benefits and Parent contributions to certain other benefit plans on the executive's behalf. In June 1999, the Board of Directors adopted an amendment to the Executive Defined Benefit Plan, which increased the amount of incentive compensation considered in determining final average earnings.

Although the AE Defined Benefit Plan and the Executive Defined Benefit Plan are considered to be "unfunded", assets have been set aside in revocable trusts for each to fund future payments. These trusts are available to general creditors of the Parent in the event of liquidation. The fair value of these trusts, which are included in securities inventory and other assets at December 31, 2001, was $17,622,366 which was more than the projected benefit obligation by $1,675,073.

The following table sets forth the status of the AE Defined Benefit Plan and Executive Defined Benefit Plan as well as amounts recognized in the Company's statement of financial condition at December 31, 2001:

Change in benefit obligations:	
Acquisition	$13,887,677
Service cost	1,263,578
Interest cost	879,737
Actuarial gain	(83,709)
Benefit obligation, end of year	$15,947,283
Funded status	$(15,947,283)
Unrecognized actuarial gain	(83,709)
Accrued benefit cost	$(16,030,992)

The following table provides the assumptions used in determining the projected benefit obligation for the plans for the four months ended January 31, 2001 and eleven months ended December 31, 2001:

	January 31, 2001	December 31,2001
Weighted-average discount rate	7.375%	7.25%
Rate of increase in future compensation levels	5.000%	5.00%

5. Net Capital

The Company is subject to the net capital rule adopted and administered by the NYSE and the SEC. The Company has elected to compute its net capital under the alternative method of the rule which requires the maintenance of minimum net capital equal to 2% of aggregate debit balances arising from customer transactions, as defined. The NYSE also may require a member firm to reduce its business if net capital is less than 4% of aggregate debit balances and may prohibit a member firm from expanding its business and declaring cash dividends if net capital is less than 5% of aggregate debit balances. As of December 31, 2001, the Company's regulatory net capital of $48,055,694 was 9.01% of aggregate debit balances, and exceeded required net capital by $37,388,528.

6. Income Taxes

The Company will only recognize a deferred tax asset when, based on available evidence, realization is more likely than not. Accordingly, at December 31, 2001, the Company has recorded no valuation allowance against federal or state deferred tax assets based on reversals of existing taxable amounts, taxable income in carryback years and future taxable income. The Company settles both current and deferred taxes with the Parent through its intercompany account on a current basis.

7. Commitments and Contingent Liabilities

Leases

The Company conducts all of its operations from leased premises, and leases data processing and communication equipment under noncancelable operating leases primarily varying from one to ten years, with certain renewal options for similar terms. Minimum rentals based upon the original terms (excluding taxes, insurance and maintenance expenses, which also are obligations) at December 31, 2001 are:

For the year ending December 31,	Office facilities	Communication and other equipment	Total
2002	$9,733,782	$2,989,213	$12,722,995
2003	8,700,094	1,899,157	10,599,251
2004	7,447,597	950,240	8,397,837
2005	6,418,749	--	6,418,749
2006	3,307,320	--	3,307,320
2007 and thereafter through 2011	3,904,617	--	3,904,617
	$39,512,159	$5,838,610	$45,350,769

Underwriting Commitments

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2001, and were subsequently settled, had no material effects on the statement of financial condition as of that date.

Litigation

The Company has been named as defendant, or has been threatened with being named defendant in various actions, suits and proceedings before a court or arbitrator arising principally from its securities and investment banking business. Such matters involve alleged violations of federal and state securities laws and other laws. Certain of these actions claim substantial damages and, if determined adversely, could have a material adverse effect on the financial condition of the Company. While the outcome of any litigation is uncertain, management, based in part upon consultation with legal counsel, believes that the resolution of all matters pending or threatened against the Company will have no material adverse effect on the financial condition, future results of operations or cash flows of the Company.

8. Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company executes, settles and finances customer and proprietary securities transactions. These activities may expose the Company to off-balance-sheet risk in the event that customers or other parties are unable to fulfill their contractual obligations.

In accordance with industry practice, the Company records securities transactions executed on behalf of its customers on settlement date which is generally three business days after trade date. Should a customer or broker fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices.

Customer securities activities, including the sale of securities not yet purchased ("short sales"), are transacted on either a cash or margin basis. For margin transactions, in which the Company extends credit to customers, it seeks to control its risk by requiring customers to maintain margin collateral in

compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and requires customers to deposit additional collateral or liquidate securities positions when necessary. Such transactions expose the Company to off-balance-sheet risk in the event margin requirements are not sufficient to cover customer losses.

The Company's collateralized financing activities require it to pledge customer and firm securities as collateral for various secured financing sources, such as bank loans, repurchase agreements and securities loaned. In the event the counterparty is unable to meet its contractual obligations, the Company may be exposed to the off-balance-sheet risk of acquiring securities at prevailing market prices. The Company monitors the credit standing of counterparties with whom it conducts business. Risk is further controlled by monitoring the market value of securities pledged on a daily basis and by requiring adjustment of collateral levels as needed.

The Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at prevailing market prices in the future. These obligations are recorded in the statement of financial condition at the market values of the related securities and the Company will incur a loss if the market value of the securities increases.

The Company seeks to manage the interest rate risk associated with its municipal bond inventories by entering into derivative transactions, principally short-term futures contracts. The average fair value of futures contracts during the year ended December 31, 2001 was $1,476,180. Net trading losses of $105,349 and $141,207 were realized for the four months ended January 31, 2001 and for the eleven months ended December 31, 2001, respectively. At December 31, 2001, the Company had only nominal open positions. The Company hedges its taxable fixed income positions by taking short positions either in like products with similar maturities or U.S. Treasuries.

9. Concentrations of Credit Risk

The Company generally conducts business with brokers and dealers located in the New York metropolitan area that are members of the major securities exchanges. The Company's clients are predominantly retail investors located throughout the United States, but primarily in the Northeast and Florida. The Company's activities primarily involve collateralized arrangements and may result in credit exposure if the counterparties do not fulfill their obligations. The Company's exposure to credit risk can be directly impacted by volatile securities markets which may impair the ability of counterparties to satisfy their contractual obligations.

10. Fair Value of Financial Instruments

Fair values generally represent estimates of amounts at which a financial instrument could be exchanged between willing parties in a current transaction other than in forced liquidation. Where current exchange prices are not available, other valuation techniques are used, such as discounting the expected future cash flows.

The methods and assumptions used to estimate fair value follow. The fair value of other financial assets and liabilities (consisting primarily of receivables from and payables to brokers and dealers, customers, securities borrowed and loaned) are considered to approximate the carrying value due to the short-term nature of the financial instruments.

Securities Inventory
Fair value is based upon quoted market prices, where available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities and adjusted for differences between the quoted instrument and the instrument being valued.

Borrowings
The fair values of bank loans payable approximate their carrying values as these are variable-rate instruments that reprice frequently at market rates.

Management estimates that the fair values of the subordinated borrowings approximate their carrying value. This estimate was based on a discounting of expected interest and principal distributions at the market rate of similar recently issued securities.